Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 11, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 147

Nuveen Large Cap Dividend Portfolio, 3Q 2016

File Nos. 333-211760 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated July 1, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 147, filed on June 1, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Large Cap Dividend Portfolio, 3Q 2016 (the “Trust”).

Prospectus

Selection of Portfolio Securities (pp. 2-3)

1. It is unclear at which point in the portfolio selection process the Sponsor considers dividend growth potential. Please clarify.

Response: The disclosure has been revised as requested.

2. Please disclose the capitalization range of the Russell 1000 Index as of the most recent recapitalization date.

Response: The disclosure has been revised as requested.

3. Please clarify in the filing what you mean when you state that “Nuveen Asset Management then assembles a list of recommendations by incorporating various restrictions on the portfolio.”

Response: The disclosure has been revised as requested.

4. Please disclose, as you do under Principal Risks, that the Trust is concentrated in the consumer products sector.

Response: The last sentence under the “Principal Investment Strategy” section states: “As a result of this methodology, the Trust is concentrated in the consumer products sector.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren